                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                          DIAL THRU INTERNATIONAL, INC.
        =================================================================
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
        =================================================================
                         (Title of Class of Securities)

                                   039801 10 5
        =================================================================
                                 (CUSIP Number)

                           Founders Equity Group, Inc.
                                c/o Tom Spackman
                          2602 McKinney Ave., Suite 220
                               Dallas, Texas 75204
                                  214-871-3000
        =================================================================
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 12, 2000
        =================================================================
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 915 282206                                          Page 2 of 4 Pages
------------------------------------------------------
 (1) Names of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person

     FOUNDERS EQUITY GROUP, INC.
     EIN # 75-2658675
- ----------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*   (a) //
                                                         (b) //
- ------------------------------- --------------------
 (3) SEC Use Only

- ----------------------------------------------------
 (4) Source of Funds*
     PF
- ----------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     //
- ----------------------------------------------------
 (6) Citizenship or Place of Organization
     2602 McKinney Ave., Suite 220
     Dallas, TX 75204
- ----------------------------------------------------
                              (7) Sole Voting Power
                                             50,000
     Number of               --------------------------------------------------
       Shares                 (8)  Shared Voting Power
    Beneficially                    687,000
      Owned by               --------------------------------------------------
        Each                  (9)  Sole Dispositive Power
      Reporting                     350,000
       Person                --------------------------------------------------
        With                  (10) Shared Dispositive Power
                                            987,000
- -----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                      987,000
- -----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* //

- -----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                        10.73%

- -----------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -----------------------------------------------------------------------------

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                                                               Page 3 of 4 Pages

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the without par value common stock of Dial-Thru International, Inc. (hereinafter referred to as the "Company"). The Company's principal executive offices are located at 700 South Flower Street, Suite 2950, Los Angeles, CA 90017.

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  Name of person filing:

               Founders Equity Group, Inc., whose principal business is investment.

          (b)  Address of Principal Business Office or, if None, Residence:

               The address and principal business office of Founders Equity Group, Inc. is 2602 McKinney Ave., Suite 220, Dallas, Texas 75204.

          (c)  Citizenship:

               Founders Equity Group, Inc. is a Texas corporation.

          (d) Founders Equity Group, Inc. has not been convicted in a criminal proceeding during the last 5 years.

          (e) Founders Equity Group, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

          (f)  Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Founders Equity Group, Inc. acquired the securities from personal funds for investment purposes.

ITEM 4.   PURPOSE OF TRANSACTION

          Founders Equity Group, Inc. entered into an advisory agreement with the Company on December 12, 2000, whereby Founders will provide strategic consulting services to the Company. As consideration for these services, Founders received a warrant to purchase 300,000 shares of common stock of the Company at $1.20 per share valid through December 1, 2005.


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                                                                Page 4of 4 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Founders Equity Group, Inc. has owned stock and debentures in the Company for years and has filed a series of 13D and amendments thereto outlining their interest in the Company. As of December 12, 2000, Founders Equity Group, Inc. owned 50,000 shares of common stock of the Company and a warrant to purchase 300,000 shares of common stock at $1.20. Scott Cook, Chairman and CEO of Founders Equity Group, Inc., owns 237,000 shares of common stock of the Company. Founders Partners VI, LLC, whose Manager is Founders Equity Group, Inc., owns 400,000 shares of common stock. Founders Partners VI, LLC, Founders Equity Group, Inc., and Scott Cook individually disclaim any beneficial ownership in shares of the Company held by the other Reporting Persons.

          (b)  Number of shares as to which Founders Equity Group, Inc. has:

               (i)   Sole power to vote on to direct the vote: 50,000
               (ii)  Shared power to vote on to direct the vote: 687,000
               (iii) Sole power to dispose or to direct the disposition: 350,000
               (iv)  Shared power to dispose or to direct disposition: 987,000

          (c) Founders Equity Group, Inc. has not effected any transaction in the securities of the Company prior to the transaction disclosed herein and the other previous filings.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES FOR THE ISSUER.

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.






--------------------                        -----------------------------------
Date                                        Founders Equity Group, Inc.
                                            By:  Tom Spackman
                                            Its: President